SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

November 28, 2003

COMMISSION FILE NUMBER:

01-31380

QUEST CAPITAL CORP.

(Translation of registrant's name into English)

9th Floor, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

QUEST CAPITAL CORP.

(Formerly Viceroy Resource Corporation)

2003 Third Quarter Report

REPORT TO SHAREHOLDERS’

Your Company, Quest Capital Corp. (“Quest”), formerly Viceroy Resource Corporation (“Viceroy”) is pleased to present its financial results for the third quarter ending September 30, 2003.  The financial results for the current quarter include Quest Investment Corporation and the other companies acquired as part of the Arrangement have been consolidated effective July 1, 2003.  With the finalization of the Arrangement and the reorganization of the Company, the Company’s principal focus is to provide merchant banking services. Your management takes this opportunity to thank you for your continued support.

HIGHLIGHTS

  Rob Pollock appointed as Senior Vice President

  Subsequent to the quarter, $6.4 million private placement completed

  Continued progress towards the reclamation and closure of the Brewery Creek and Castle Mountain mines.

  SpectrumGold Inc. begins trading on the Toronto Stock Exchange

  Viceroy Exploration Ltd begins trading on the TSX Venture Exchange

  Bridge loans outstanding of over $25 million

SENIOR VICE PRESIDENT APPOINTMENT

In September, Quest announced the appointment of  Rob Pollock as Senior Vice President.  Mr. Pollock will represent Quest in Toronto and develop both Quest’s bridge lending and its equity financing business. He will also seek to enhance the business of Quest internationally. Mr. Pollock was formerly Vice President, Investment Banking of  Dundee Securities Corporation, where he was recognized by the Brendan Woods International survey as a “Top Gun” investment banker. Mr. Pollock brings with him over 10 years experience in the financial industry with specific experience in merchant banking, institutional sales and investment banking. His educational merits include a MBA from St. Mary’s University and a BA from Queens University.

FINANCING

In September, Quest announced and subsequent to the end of the quarter completed a non-brokered private placement.  The Company issued 5,000,000 units at $1.28 per unit. Each unit consisted of 1 Class A share of the Company and 1 Class A share purchase warrant entitling the holder to purchase 1 additional Class A share of the Company for a period of 5 years at a price of $1.60, subject to a reduction in the exercise period to 20 business days if the closing price of the Class A Shares on The Toronto Stock Exchange, for a period of 20 consecutive trading days commencing after June 30, 2004, is at or above $2.25 per Class A Share.

MERCHANT BANKING

Quest had $25 million in bridge loans outstanding at the end of the quarter.  During the summer months, it is traditionally slow for the bridge loan business and only $4.1 million in new bridge loans were advanced.  During the same period there was a revival in the junior resource sector, especially mining.  Equity financings were at a level not seen in many years.  The slow summer months, together with the strong junior equity markets translated in to a period of weakness for the bridge loan business.

However, the increase in liquidity, valuations and new capital, provided Quest with above average returns on its’ marketable securities and investments.   Quest realized a gain on the sale of marketable securities of over $1.8 million for the quarter.

Looking forward, Quest sees an increase in bridge loan activity in the fourth quarter and beyond as the seasonally slow period is behind us.

Your Company's goal is to be a major participant in Canada's merchant banking business, and a notable participant globally. Your Company’s focus is on "Venture lending". “Venture lending” involves making short term secured loans to small capitalized or development stage companies. These are often termed "bridge" or “mezzanine” loans, terms that denote the fact that these loans are interim funding for the borrower. The borrowers usually don't meet the size or credit requirements that conventional lenders require.

DISTRIBUTION OF EQUITY HOLDINGS

As part of the reorganization of the Company, certain mineral properties in British Columbia and the Yukon as well as Viceroy’s Argentinean assets were distributed to two newly formed exploration companies SpectrumGold Inc. (“SpectrumGold”) and Viceroy Exploration Ltd. (“ViceroyEx”), respectively.  The shares of these exploration companies were distributed to shareholders of Viceroy effective June 30, 2003.   SpectrumGold started trading on October 27, 2003 on the Toronto Stock Exchange.  ViceroyEx which owns the former Viceroy Argentinean assets started trading on the TSX Venture Exchange November 14, 2003. During the quarter, the Company sold its investment in SpectrumGold.  In addition the Company sold a significant portion of its investment in ViceroyEx subsequent to the quarter end.

RESOURCE OPERATIONS

The Company continues to make progress towards the reclamation and closure of the Brewery Creek Mine in the Yukon and the Castle Mountain Mine in California. During the third quarter, the Company received regulatory approval for both its reclamation and closure plan at Brewery Creek and its detoxification plan at Castle Mountain.  At Castle Mountain, the mine produced 11,921 ounces of gold for the nine months ending September 30, 2003 as part of the rinse down and detoxification of the heap leach pad. Castle Mountain will continue to recover gold through 2004 as part of the detoxification of the heap leach. In October 2003, the Company completed another field season at the Brewery Creek Mine and by the end of the next field season most of the closure obligations will be completed.  During the third quarter $3 million of the $8 million cash provided as security for the reclamation and closure obligations, was released to the Company.

SHAREHOLDER COMMUNICATION

Quest is committed to open communication with our shareholders.  This quarter Quest attended and exhibited at the New York Gold Institutional Conference in early September.  Most recently, the Company enjoyed visiting with our large shareholder base present at the New Orleans 2003 Investment Conference.

Our 5,000 plus shareholders are greatly appreciated. Your management team is committed to operating your business on your behalf.  We encourage all shareholders to register for Company updates and news at our website www.questcapcorp.com (submit form in the Investor Center) or contact the Company's investor relations department by email at info@questcapcorp.com or by telephone at 1-800-318-3094.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of financial position and results of operations of Quest Capital Corp. (“the Company”), formerly Viceroy Resource Corporation, should be read in conjunction with the unaudited consolidated financial statements and the notes thereto for the nine months ended September 30, 2003, and in conjunction with the Company’s 2002 Annual Report and audited annual financial statements and notes.

Results of Operations

On June 30, 2003 the Company completed a formal arrangement providing for the reorganization of the Company and the acquisition of Quest Investment Corporation, Quest Management Corp. and Avatar Petroleum Inc. by way of a statutory plan of arrangement (the “Arrangement”).  The reorganization also included the distribution of the Company’s Argentinean assets and certain mineral properties in British Columbia and the Yukon to two newly formed exploration companies to the pre-Arrangement shareholders of Viceroy Resource Corporation.   Details of the Arrangement are more fully described in Note 2.  The acquisitions have been accounted for using the purchase method of accounting and results of the acquired companies have been consolidated effective July 1, 2003.  The Company’s remaining investment, if any, in the assets distributed to its shareholders’ have been accounted for using the cost method.

For the quarter ending September 30, 2003, the Company had consolidated net earnings of $2.5 million ($.03 per share) compared to a consolidated net loss of $4.3 million ($0.12 per share) for the same period in 2002.  Year to date, the Company had consolidated net earnings of $3.4 million ($0.10 per share) as compared to $1.9 million ($0.06 per share) in 2002.

The Company continues to operate and own 75% of the Castle Mountain Mine.  As expected fewer ounces have been recovered in 2003 as compared to 2002 as the mine enters its third year of trickle-down operations and commenced detoxification of the heap in the second quarter of 2003.  As a result, revenues from gold sales and the costs associated with gold production have declined as compared to 2002.

Interest and related fees have increased for the third quarter and year to date as compared to the same periods in 2002 due to a higher level of bridge loans.  The Company continues to expand into the merchant banking business and as part of the Arrangement acquired $15.5 million of bridge loans.

As part of the Arrangement, the Company acquired Quest Management Corp., a company that provides a range of consulting, management and administrative services to complement the merchant banking business and has consolidated $0.2 million in management fees for the third quarter and year to date.

Sales of investments and securities during 2003 have resulted in the Company recording a $1.8 million gain in the third quarter and a $2.5 million gain year to date.

The strengthening Canadian dollar against the US dollar from year end has resulted in the Company recording an unrealized foreign exchange loss of $1.0 million year to date on monetary assets and liabilities that are denominated in United States dollars.  The Company accounts for its investment in Castle Mountain as a self-sustaining foreign operation and in 2002 the Company realized a gain of $2.9 million as a result of a capital distribution.

Included in the net assets acquired from Avatar Petroleum Inc. was $0.4 million of goodwill. During the third quarter the Company recorded a goodwill impairment loss of $0.4 million.

Liquidity and Cash Resources

The Company’s cash resources have increased by $20.3 million from year end.  The increase is a result of the net cash acquired on the Arrangement, proceeds from a private placement, exercise of warrants and stock options and a release of cash pledged as security for the reclamation obligations of the Company’s mining operations. Year to date, the Company has increased the amount of funds loaned by $10.3 million, acquired securities of $1.7 million and realized proceeds of $4.2 from the sale of securities.

Financial Position and Outlook

Completion of the Arrangement and the private placement has resulted in the Company having a much larger asset base and working capital position.  The Company acquired net assets of $39.4 million including cash of $14.9 million.  In addition, as part of the Arrangement, the Company distributed to its pre-merger shareholders, assets with a book value of $5.8 million.  Total assets at September 30, 2003 were $92.9 compared to $50.3 million at December 31, 2002.  As of September 30, 2003, the Company had $26.5 million in bridge loans and convertible debentures and $10.6 million invested in securities.

With the finalization of the Arrangement and the reorganization of the Company, the Company’s principal focus is to provide merchant banking services to small and mid-cap companies operating in the mining, oil and gas, manufacturing and real estate sectors. The Company’s primary business is providing asset backed commercial bridge loans ranging in size from $0.5 million to $20.0 million to publicly listed companies.   The Company continues to complete the closure obligations at its mining operations.

Risks, Uncertainties and Market

The Company is expanding its merchant banking business and as a result, earnings will be dependent on the  number and level of bridge loans completed, the quality of assets received as collateral for the bridge loans and the buoyancy of the financial and stock markets as well as prevailing interest and foreign exchange rates.

The Company continues to manage and reclaim resource operations located in California and the Yukon.   Environmental laws and regulations are continually evolving in the regions in which the Company operates.  The Company’s policy is to manage operations using best available practices, and to continually monitor compliance with local laws and permits.  In addition, the Company continues to update its closure plans as reclamation is completed and for changes to environmental protection laws and administrative policies.  There is a risk that the Company’s cost estimates for the remaining reclamation obligations may be insufficient.  The Company has $13.3 million of appropriated and restricted cash set aside for reclamation obligations at its mining properties.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair, Managing Director

Michael Atkinson, Director of Business Development

Tel:

(604) 689-1428

Toll Free:

(800) 318-3094

Respectfully submitted on behalf of the

Board of Directors:

Signed:

“Brian E. Bayley”

“A. Murray Sinclair”

Brian E. Bayley

A. Murray Sinclair

CEO and President

Managing Director

November 28, 2003

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets as at

(expressed in thousands of Canadian dollars – Unaudited)

	September 30, 2003	December 31, 2002
ASSETS
Current Assets
Cash and cash equivalents	$ 36,146	$ 15,878
Cash appropriated for reclamation	-	694
Accounts receivable	1,115	908
Marketable securities (Market Value: 2003: $3,043, 2002: $2,487)	2,261	1,984
Bridge loans	21,322	-
Convertible debenture	150	150
Prepaids & others receivables	1,190	2,145
Inventories	299	563
	62,483	22,322

Appropriated and Restricted Cash	13,279	18,119
Investments (Market Value: 2003: $11,506, 2002: $794)	8,354	800
Convertible Debenture	1,000	-
Bridge Loans	4,000	-
Resource Assets	3,368	8,928
Other Assets	442	-
Merger Costs	-	175
	$ 92,926	$ 50,344

LIABILITIES
Current Liabilities
Accounts payable	$ 3,125	$ 3,536
Deferred revenue	321	-
Current portion of provision for reclamation costs	3,551	2,140
	6,997	5,676
Provision for Reclamation Costs	8,132	13,645
	15,129	19,321

SHAREHOLDERS’ EQUITY
Share Capital	72,815	209,959
Contributed Surplus	350	-
Retained Earnings (Deficit)	2,471	(182,697)
Currency Translation Adjustment	2,161	3,761
	77,797	31,023
	$ 92,926	$ 50,344

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings (Loss) for the Period Ended

(expressed in thousands of Canadian dollars, except per share amounts - Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,

	2003	2002	2003	2002

Revenues
Sales	$ 1,370	$ 6,578	$ 4,822	$ 19,173
Interest and related fees	1,377	231	2,237	507
Management fees	209	-	209	-
	2,956	6,809	7,268	19,680

Expenses (Income)
Cost of Sales	839	1,260	2,792	6,115
Depreciation and depletion	74	87	160	723
General & administrative	859	743	1,911	1,832
Exploration	22	171	217	428
Royalties	11	548	(43)	667
Other expenses (income)	(3)	97	(87)	24
	1,802	2,906	4,950	9,789
Earnings before the following	1,154	3,903	2,318	9,891
Gain on sale of investments & marketable securities	1,786	-	2,500	-
Write-down of marketable securities	-	-	(97)	-
Foreign exchange gain/(loss)	134	57	(1,058)	(27)
Write-down, gains and adjustments to reclamation provision pr	22	(9,857)	625	(9,622)
Goodwill impairment	(430)	-	(430)	-
Realized gain from a reduction in a foreign operation	-	2,905	-	2,905
Earnings/(Loss) before Income Tax	2,666	(2,992)	3,858	3,147
Income Tax (Recovery) Expense	165	1,271	434	1,283
Net Earnings (Loss) for the Period	$ 2,501	$ (4,263)	$ 3,424	$ 1,864

Retained Earnings (Deficit) – Beginning of Period	$ -	$ (177,427)	$ (182,697)	$ (183,554)
Net Earnings (Loss) for the Period	2,501	(4,263)	3,424	1,864
Distribution to Shareholders	-	-	(5,271)	-
Cancellation of Shares	(30)	-	(30)
Reduction of Stated Capital	-	-	187,045	-
Retained Earnings (Deficit) – End of Period	$ 2,471	$ (181,690)	$ 2,471	$ (181,690)

Basic and Fully Diluted Earnings/(Loss) per Share	$ 0.03	$ (0.12)	$ 0.10	$ (0.06)
Weighted Average Shares Outstanding	82,607,452	33,444,082	34,604,694	29,828,480

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows for the Period Ended

(expressed in thousands of Canadian dollars - Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Operating Activities
Net Earnings/(Loss) for the period	$ 2,501	$ (4,263)	$ 3,424	$ 1,864
Items not affecting cash:
Depreciation and depletion	83	94	186	819
Gain on sale of resource properties	(22)	(2,731)	(625)	(2,966)
Gain on reduction of investment in a foreign operation	-	(2,905)	-	(2,905)
Gain on sale of marketable securities and investments	(1,786)	-	(2,500)	-
Write-down of marketable securities	-	-	97	-
Write-down and adjustment to the reclamation provision	-	12,588 12,588	-	12,588 12,588
Goodwill impairment	430	-	430	-
Deferred revenue recognized in the period	(374)	-	(585)	-
	832	2,783	427	9,400
Expenditures for reclamation and closure	(1,238)	(1,063)	(2,618)	(2,063)
Changes in non-cash working capital	426	(51)	1,835	268
	20	1,669	(356)	7,605

Cash From Financing Activities
Shares issued	-	14	12,019	2,468
Shares redeemed	(270)	-	(270)	-
	(270)	14	11,749	2,468

Cash From Investing Activities
Decrease (increase) in appropriated and restricted cash	4,185	(239)	4,150	(3,142)
Proceeds from disposal of resource assets	209	1,781	405	4,885
Disposal of subsidiaries	-	-	(545)	-
Net cash acquired on arrangement	-	-	14,064	-
Loans advanced	(4,051)	-	(10,305)	-
Expenditures on resources assets	(255)	(199)	(255)	(426)
Expenditures on long term investments	(1,013)	(333)	(1,673)	(851)
Proceeds from sale of investments	4,197	-	4,197	-
	3,272	1,010	10,038	466
Gain/(Loss )on cash held in foreign subsidiaries	37	514	(1,163)	(97)
Change in Cash and Cash Equivalents	3,059	3,207	20,268	10,442
Cash and Cash Equivalents – Beginning of Period	33,087	13,303	15,878	6,068
Cash and Cash Equivalents – End of Period	$ 36,146	$ 16,510	$ 36,146	$ 16,510

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2003 and 2002 (See Note 1)

(figures in tables are expressed in thousands of Canadian dollars – Unless otherwise stated)

1)

Basis of Presentation

These consolidated interim financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the most recent annual consolidated financial statements.

On June 30, 2003, the Company completed the formal arrangement providing for a reorganization of the Company, Quest Investment Corporation (“QIC”), Arapaho Capital Corp. (“Arapaho”) and Avatar Petroleum Inc. (“Avatar”) by way of a statutory plan of arrangement (the “Arrangement”).  Details of the Arrangement are fully described in Note 2. The results of operations of the acquired companies have been consolidated since July 1, 2003.

2)

Reorganization

a)

The Company acquired all of the shares of each of Avatar, Quest Management Corp. (“QMC”) (which was a wholly owned subsidiary of Arapaho) and QIC, by way of three separate share exchanges, in exchange for shares of the Company.  Avatar and Quest have been wound-up into the Company and the Company changed its name to Quest Capital Corp from Viceroy Resource Corporation.

The Company altered its share capital to provide for subordinate voting (one vote per share) common shares (“Class A Shares”) and variable multiple voting (between one and five votes per share) common shares (“Class B Shares”).    The Company consolidated its shares on a one new for three old basis.

Under the terms of the Arrangement:

-

holders of Avatar shares received 0.2825 Class A Share for each Avatar share and outstanding Avatar warrants were converted at the same ratio, resulting in 1,836,250 warrants being issued by the Company;

-

Arapaho as the sole holder of all of the issued shares of QMC received 863,857 Class A Shares;

-

holders of QIC Class A shares received 1.0514 Class A Shares for each QIC Class A share; and

-

holders of QIC Class B shares received 1.0514 Class B Shares for each QIC Class B share.

These acquisitions have been accounted for using the purchase method of accounting and the following is a preliminary breakdown of the net assets acquired.  The following is a breakdown of the fair market value of the assets acquired:

QIC

QMC

Avatar

Total

Cash

$  8,516

   $    151

$   6,187

   $ 14,854

Marketable securities

1,867

-

-

1,867

Bridge loans

15,552

-

-

15,552

Investments

7,050

400

-

7,450

Prepaids and other receivables

246

151

21

418

Resource assets

232

60

-

292

Other assets

186

226

-

412

Goodwill

-

-

430

430

Accounts payable

     (1,663)

(104)

(71)

(1,838)

Net Assets Acquired:

 $ 31,986

$    884

   $   6,567

39,437

Consideration

QIC

QMC

Avatar

Total

Number of Securities Issued:

Class A Shares

26,101,114

863,857

6,012,219

32,977,190

Class B Shares

4,276,851

-

-

4,276,851

Warrants

-

-

1,836,250

1,836,250

Deemed Value

Class A Shares @ $1.02

$ 26,574

$    884

$  6,152

$33,610

Class B Shares @ $1.02

        4,512

-

-

4,512

Warrants

-

-

350

350

Transactions Costs

  900

-

65

965

Total Consideration

$31,986

$   884

$  6,567

$39,437

During the third quarter the Company tested the goodwill acquired in the purchase of Avatar for impairment and recognized a goodwill impairment loss of $430,000.

b)

As part of the Arrangement, the Company’s Argentina mineral exploration properties and cash were indirectly transferred from a wholly owned subsidiary to another wholly owned subsidiary called Viceroy Exploration Ltd. (“ViceroyEx”). The Company distributed to its pre-merger shareholders approximately 81% of the shares that it held of ViceroyEx and as a result the Company ceased to exercise control. The Company’s remaining investment in ViceroyEx has been accounted for using the cost method.  The following is a breakdown of the net assets disposed:

Cash

 $    550

Resource Assets

5,256

Accounts Payable

       (46)

Investment in ViceroyEx

5,760

Distributed to Shareholders

(4,653)

Remaining Investment

$1,107

c)

In June 2003, the Company transferred to 650399 BC Ltd. cash, interests in certain properties located in British Columbia and granted an option to explore and acquire the Brewery Creek Mine in exchange for 6,000,000 shares or 50% of 650399 BC Ltd.   The assets were transferred at their estimated fair market value and a gain was recognized to the extent of the arm’s length ownership in 650399 BC Ltd.

Carrying Value of Assets Disposed:

Cash

 $   500

Mineral properties

       -

500

Consideration:

Investment 650399 BC Ltd.

1,000

Gain

$  500

d)

As part of the Arrangement, the Company’s shares of 650399 B.C. Ltd. were exchanged for shares of SpectrumGold Inc (“SpectrumGold”) on a one-for-one basis. The Company distributed to its pre-merger shareholders approximately 68% of the shares that it held of SpectrumGold and as a result the Company ceased to exercise significant influence. The Company’s remaining investment has been accounted for using the cost method.

Investment in SpectrumGold

$1,000

Distributed to Shareholders

   (619)

Remaining Investment

$  381

3)

Bridge Loans

a)

Loans are carried at the lower of cost and estimated net realizable value.  The determination of net realizable value of loans receivable that are not publicly traded is dependent upon management’s assessment of whether a provision for impairment in value is required.  Costs include principal and accrued interest.

Interest income is recorded on the accrual basis.  Accrued but uncollected interest is reversed whenever loans are placed on a non-accrual basis.  The Company classifies a loan as non-accrual when, in the opinion of management, there is significant doubt as to the collectability, either in whole or in part, of principal or interest.  Loans where interest is contractually past due 180 days are automatically placed on a non-accrual basis unless management determines that they are both well secured and in the process of collection.  Thereafter, interest income is recognized on a cash basis only after specific provisions or partial write-offs have been recovered and provided there is no further doubt to the collectability of principal.

Loan administration fees are classified as deferred revenue when receivable and taken into income over the term of the loan.

b)

Loans bear interest at various rates and are typically collateralized and/or supported by guarantees.  As at September 30, 2003 loans are denominated in Canadian and United States dollars.  Of the total, $11,396,000 (US$8,419,000) is denominated in United States dollars and the remainder of $13,926,000 is denominated in Canadian dollars.  The fair value of the loans is approximately equal to their carrying value.

4)

Capital Stock (Note 2)

a)

Authorized:

250,000,000 First Preferred Shares

250,000,000 Second Preferred Shares

500,000,000 Class A Subordinate Voting Shares

500,000,000 Class B Variable Multiple Voting (One to Five Votes)

The holders of Class A Shares are entitled to one vote per share held. Holders of a Class B Share are entitled to vote for each Class B Share held and such voting rights will increase by one additional vote per Class B Share for each 6,000,000 additional votes being any combination of Class A (Base – 70,133,597) and Class B (Base – 4,267,849) shares issued in aggregate subsequent to the Arrangement and prior to the private placement in June 2003 to a maximum of five votes.  As of September 30, 2003, the Class B Shares had two votes.

b)

Issued and Outstanding:

Number of Shares

Amount - $

Common Shares:

Opening Balance – December 31, 2002

103,109,845

213,364

Shares in Treasury (Subsequently Cancelled)

  (2,277,600)

(3,405)

Balance - December 31, 2002

100,832,245

209,959

Issued on exercise of stock options

2,900,000

534

Issued on exercise of warrants

7,735,000

1,547

Balance Pre-Consolidation

111,467,245

212,040

3:1 Consolidation

37,155,748

212,040

Exchanged for Class A Subordinate Shares

(37,155,748)

(212,040)

Ending Balance – September 30, 2003

NIL

NIL

Class A Subordinate Shares

Opening Balance - December 31, 2002

-

                   -

Exchanged from Common Shares

37,155,748

212,040

Issued pursuant to Arrangement (Note 2)

32,977,190

33,610

Issued for cash

8,333,335

10,000

Share issue costs

(62)

Reduction of stated capital against deficit

-

(187,045)

Shares redeemed

(245,782)

(218)

Shares cancelled

(25,557)

(22)

Ending Balance – September 30, 2003

78,194,934

68,303

Class B Variable Multiple Voting Shares

Opening Balance - December 31, 2002

-

-

Issued pursuant to Arrangement (Note 2)

4,276,851

4,512

Ending Balance –  September 30, 2003

4,267,851

4,512

Total

72,815

In June 2003, the Company completed a non-brokered private placement of 8,333,335 units of Class A Shares at a price of $1.20 per unit.  Each unit was comprised of one Class A share and one Class A warrant.  Each warrant is exercisable for five years at $1.50 per Class A share, subject to a reduction in the exercise period to 20 business days if the Class A shares close above $2.25 for 20 consecutive trading days commencing after December 31, 2003.   The Company received net proceeds of $9,938,000.  No value has been allocated to the warrants.

In August 2003 as part of the Arrangement, the Company redeemed 245,782 Class A shares for $1.10 per share and cancelled 25,557 Class A shares.

c)

Contributed Surplus:

Opening Balance - December 31, 2002

$         -

Fair value of warrants issued pursuant to the Arrangement (Note 2)

   350

Ending Balance – September 30, 2003

$    350

d)

Warrants:

Number of

Exercise Price

Common Shares

Warrants

Per Share

Opening Balance – December 31, 2002

8,000,000

$0.20

Exercised

(7,735,000)

$0.20

Exchanged pursuant to the Arrangement

(265,000)

$0.20

Ending Balance –  September 30, 2003

NIL

NIL

Number of

Exercise Price

Expiry

Class A Shares

Warrants

Per Share

Date

Opening Balance – December 31, 2002

NIL

-

Exchanged pursuant to the Arrangement

88,333

$0.60

June 13, 2004

Issued pursuant to the Arrangement

1,836,250

$1.24

December 23, 2004

Issued pursuant to private placement

8,333,335

$1.50

June 30, 2008

Ending Balance – September 30, 2003

10,257,918

e)

Stock Options:

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 7,790,000 shares of Class A.  The exercise price of each option is required to be equal to or higher than the market price of the Company’s Class A shares on the day of grant.  Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the period ended September 30, 2003, the following is the change in stock options:

Common Shares:

Class A Shares:

Opening Balance – December 31, 2002

4,115,002

-

Exercised

(2,900,000)

-

Cancelled

(160,000)

-

Expired

           (17,000)

            -

Sub-total

 1,038,002

        NIL

Exchanged per Arrangement

(1,038,002)

345,996

Expired

                -

(32,668)

Ending Balance

- September 30, 2003

            NIL

313,328

5)

Related Party Transactions

a)

During the nine months ended September 30, 2003 the Company received $177,000 (2002 – Nil) in management fees from related parties by virtue of certain directors and officers in common.

b)

Bridge loans and convertible debentures include $1,420,720 in amounts due from related parties by virtue of certain directors and officers in common.  During the nine months ended September 30, 2003 the Company received $44,153 (2002 – Nil) in interest and fees from related parties by virtue of certain directors and officers in common.

c)

During the nine months ended September 30, 2003 the Company received $15,777 (2002 – Nil) in syndication administration fees from related parties by virtue of certain directors in common.

d)

Marketable securities and investments include $3,631,903 of shares held in publicly traded companies related by virtue of certain directors and officer in common.  During the nine months ended September 30, 2003, the Company recorded a gain on disposal of securities of $1,316,591 (2002 – Nil) from related parties by virtue of certain directors and officers in common.

6)

Segmented Information

a)

The Company’s reportable operating segments are as follows:

	September 30, 2003
	Revenue	Depreciation and Depletion	Income Tax Expense (Recovery)	Write-downs	Net Profit (Loss)	Total Assets
Resource Operations**	$ 4,822	$ 160	$ 398	$ -	$ 1,833	$ 17,443
Loans and investments	2,237	-	-	97	2,994	71,132
Management Services	209	-	36	-	60	873
Other	-	-	-	-	(1,463)	3,478
	$ 7,268	$ 160	$ 434	$ 97	$ 3,424	$ 92,926

6)

Segmented Information Cont’d

	September 30, 2002
	Revenue	Depreciation and Depletion	Income Tax Expense (Recovery)	Write-downs	Net Profit (Loss)	Total Assets*
Resource Operations**	19,173	723	1,275	242	14,341	29,170
Loans and Investments	507	-	-	-	507	18,791
Exploration Properties				16,465	(16,674)	-
Other	-	-	8	-	3,690	2,383
	$ 19,680	$ 723	$ 1,283	$16,707	$ 1,864	$ 50,344

*

As at December 31, 2002

**

Includes Quest’s 75% share of the Castle Mountain Mine.  Total assets include the restricted and appropriated cash related to the mining operations.

7)

Supplemental Cash Flow Information

a)

Interest paid and income taxes paid (recovered) were:

Nine Months Ended

Nine Months Ended

September 30, 2003

September 30, 2002

Interest

$

28

$

28

Income Taxes

(230)

(190)

b)

The Company entered into the following non-cash investing and financing activities:

Nine Months Ended

Nine Months Ended

September 30, 2003

September 30, 2002

Non-cash financing and investing activities:

Issue of shares pursuant to the Arrangement

38,472

-

Reduction of stated capital against deficit

187,045

-

Distribution to shareholders

5,272

-

Marketable securities received as bridge loans fees

499

-

Conversion of a bridge loan to a convertible debenture

750

-

Equity investments received as consideration of

resource assets

500

1,500

8)

Contingency

The Company has received a notice from Forrestania Gold NL (“Forrestania”) for fulfillment of certain alleged obligations under the Bounty Nickel Joint Venture Agreement, which governed the terms to explore and develop tenements in Australia for nickel.  The Company, based on legal advice, believes it has no outstanding obligation and has advised Forrestania that the notice is without merit.

9)

Subsequent Events

In October 2003, the Company completed a non-brokered private placement for 5,000,000 units at $1.28 per unit for total proceeds of $6,400,000.  Each unit consisted of one Class A share of the Company and one Class A share purchase warrant entitling the holder to purchase one additional Class A share of the Company for a period of five years at a price of $1.60 subject to a reduction in the exercise period to 20 business days if the closing price of the Class A shares on the Toronto Stock Exchange, for a period of 20 consecutive trading days commencing June 30, 2004, is at or above $2.25 per Class A share.

Upon completion of the private placement, the Class B votes increased to three.

Directors	Head Office

Robert G. Atkinson

West Vancouver, British Columbia

Brian E. Bayley

North Vancouver, British Columbia

W. David Black

Vancouver, British Columbia

Daniel T. Goodman

Toronto, Ontario

Michael H. Halvorson

Edmonton, Alberta

Henry K. Knowles

Collingwood, Ontario

Edward L. Mercaldo

Del Mar, California

Ronald K. Netolitzky

Victoria, British Columbia

A. Murray Sinclair

Vancouver, British Columbia

Michael D. Winn

Laguna Beach, California

Officers

A. Murray  Sinclair

Managing Director

Brian E. Bayley

Chief Executive Officer and President

Robert Pollock

Senior Vice-President

Michael D. Winn

Vice-President Corporate Development

Susan M. Neale

Chief Financial Officer

Sandra Lee

Corporate Secretary

Quest Capital Corp. Suite 900 570 Granville Street Vancouver, British Columbia Canada V6C 3P1 Tel: (604) 689-1428 Fax: (604) 681-4692 Toll Free: (800) 318-3094 Website: www.questcapcorp.com

Auditors PricewaterhouseCoopers LLP Vancouver, British Columbia

Registrar and Transfer Agent Computershare Investor Services Inc.

Exchange Listing “QC.A and QC.B” Toronto Stock Exchange

Share Position As at September 30, 2003, Quest’s outstanding share position was 78,194,934 Class A Shares and 4,276,851 Class B Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.

(the Registrant)

Date:	November 28, 2003	By:	“Sandra Lee”
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.